Mail Stop 4561
Via fax: (408) 944-7937

May 24, 2010

Mr. Kevin Palatnik
Chief Financial Officer
Cadence Design Systems, Inc
2655 Seely Avenue, Building 5
San Jose, CA 95134

> **Re: Cadence Design Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-10606**

Dear Mr. Palatnik:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief